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CUSIP No. 368709101                                      (Page 1 of 6 Pages)





                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                          Genencor International, Inc.
                          ----------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                    368709101
                                    ---------
                                 (CUSIP Number)


                   -------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]      Rule 13d-1(b)
         [ ]      Rule 13d-1(c)
         [X]      Rule 13d-1(d)





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CUSIP No. 368709101                                      (Page 2 of 6 Pages)


                                       13G

============ =======================================================================================================
 1           NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
             DANISCO A/S
------------ -------------------------------------------------------------------------------------------------------
 2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]
                                                                                                          (b) [ ]
------------ -------------------------------------------------------------------------------------------------------
 3           SEC USE ONLY

------------ -------------------------------------------------------------------------------------------------------
 4           CITIZENSHIP OR PLACE OF ORGANIZATION
             DENMARK
----------------------- --------- ----------------------------------------------------------------------------------
                         5        SOLE VOTING POWER:    25,000,000
                                  (SUCH SHARES ARE HELD OF RECORD BY A/S PSE 38 NR. 2024, A WHOLLY-OWNED SUBSIDIARY
   NUMBER OF                      OF DANISCO A/S)
    SHARES
 BENEFICIALLY
   OWNED BY
     EACH
   REPORTING
    PERSON
     WITH               --------- ----------------------------------------------------------------------------------
                         6        SHARED VOTING POWER:  0
                        --------- ----------------------------------------------------------------------------------
                         7        SOLE DISPOSITIVE POWER:  25,000,000
                                  (SUCH SHARES ARE HELD OF RECORD BY A/S PSE 38 NR. 2024, A WHOLLY-OWNED SUBSIDIARY
                                  OF DANISCO A/S)

                        --------- ----------------------------------------------------------------------------------
                         8        SHARED DISPOSITIVE POWER: 0
------------ -------------------------------------------------------------------------------------------------------
 9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             25,000,000
------------ -------------------------------------------------------------------------------------------------------
 10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
             (SEE INSTRUCTIONS)                                                                               [ ]

------------ -------------------------------------------------------------------------------------------------------
 11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             42.0%

------------ -------------------------------------------------------------------------------------------------------
 12          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
             CO
============ =======================================================================================================



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CUSIP No. 368709101                                      (Page 3 of 6 Pages)


ITEM 1(a).        NAME OF ISSUER:

                  Genencor International, Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  925 Page Mill Road
                  Palo Alto, California 94304

ITEM 2(a).        NAME OF PERSON FILING:

                  Danisco A/S

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

                  Langebrogade 1
                  DK-101 Copenhagen K
                  Denmark

ITEM 2(c).        CITIZENSHIP:

                  Danisco A/S is a corporation organized under the laws of Denmark

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock

ITEM 2(e)         CUSIP NUMBER:

                  368709101

ITEM 3.           STATEMENTS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR
                  (c):

                  Not Applicable

ITEM 4            OWNERSHIP:

                  (a)      Amount Beneficially Owned: 25,000,000 shares
                           (see Exhibit 1)

                  (b)      Percent of Class:  42.0%

                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or to direct the vote:
                                    25,000,000 (see Exhibit 1)

                           (ii)     shared power to vote or to direct the vote:
                                    0

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CUSIP No. 368709101                                      (Page 4 of 6 Pages)

                           (iii) sole power to dispose or to direct the disposition of:
                                    25,000,000 (see Exhibit 1)

                           (iv) shared power to dispose or to direct the disposition of: 0

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Not Applicable

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

                  See Exhibit 1

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not Applicable

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  Not Applicable

ITEM 10.          CERTIFICATION:

                  Not Applicable


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CUSIP No. 368709101                                       (Page 5 of 6 Pages)


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 14, 2002          Danisco A/S

                                  By: /s/ Soren Bjerre-Nielsen
                                  -----------------------------------------
                                  Soren Bjerre-Nielsen
                                  Executive Vice President and
                                  Chief Executive Officer








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CUSIP No. 368709101                                      (Page 6 of 6 Pages)

                                    EXHIBIT 1


        This Schedule 13G is being filed by Danisco A/S, a parent holding company or control person pursuant to Rule 13d-1(d). A/S PSE 38 nr. 2024, a corporation organized under the laws of Denmark, with an address at Langebrogade 1, 1411 Copenhagen K, Denmark, is the record owner of 25,000,000 shares. A/S PSE 38 nr. 2024 is the wholly-owned subsidiary of Danisco A/S.